August 19, 2013
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	AIM Sector Funds (Invesco Sector Funds) File Nos: 811-03826 and 002-85905
Dear Mr. Di Stefano:
     Below are responses to your comments, which we discussed on July 30, 2013, regarding Post-Effective Amendment No. 84 (the “Amendment”) to the AIM Sector Funds’ (Invesco Sector Funds’) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective August 28, 2013. Each of your comments is in bold and we have set forth the Registrant’s response immediately below each comment.
PROSPECTUS COMMENTS – INVESCO DIVIDEND INCOME FUND
1. Comment: In the section entitled, “Fees and Expenses of the Fund,” the footnote to the fee table states that advisory fee waivers and/or expense reimbursements will be in effect through February 28, 2014, however any such waivers/reimbursements must be effective for 12 months from the effective date of the Amendment.
     Response: The expiration date of the advisory fee waivers and/or expense reimbursements has been changed to August 31, 2014.
2. Comment: In the section entitled, “Fees and Expenses of the Fund,” confirm that there is no recoupment policy in place for the Adviser to recoup expenses paid under the fee waiver and/or expense reimbursement.
     Response: The Registrant confirms that there are no recoupment policies in place for the Adviser to recoup expenses paid under the fee waivers and/or expense reimbursements.

3. Comment: In the section entitled, “Fees and Expenses of the Fund,” disclose in the introduction to the Expense Example that Year 1 expenses are covered under the waiver.
     Response: Comment complied with. The third sentence in the introduction to the Expense Example has been revised to read as follows:
“Example. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in the first year and the Total Annual Fund Operating Expenses thereafter.”
4. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” disclose what is meant by the term “defensible dividends.”
     Response: The disclosure regarding the term “defensible dividends” has been revised to read as follows:
“In selecting investments, the portfolio managers seek to deliver the value of dividend investing by identifying above market yielding stocks, emphasizing firms with the financial strength to offer consistent and defensible (i.e., sustainable) dividends.”
5. Comment: In the section entitled, “Principal Investment Strategies of the Fund,” disclose in plain English what is meant by the term “free cash flow potential.”
     Response: The disclosure regarding the term “free cash flow potential” has been revised to read as follows:
“Through fundamental research, the management team measures the strength and sustainability of a company’s dividend by analyzing the potential for free cash flow (a company’s excess cash over its operating expenses) over a 2-3 year targeted holding period.”
6. Comment: In the section entitled, “Principal Risks of Investing in the Fund,” consider changing the phrase “...loss of money is a risk of investing” to “You can lose money by investing in the Fund.”
     Response: The Registrant respectfully declines to revise the disclosure as the phrases are substantially identical.
7. Comment: Will the Fund invest in emerging market securities as part of its principal investment strategies? If so, please include appropriate strategy and risk disclosure.
     Response: The Fund will not invest in emerging market securities as part of its principal investment strategies, therefore no disclosure will be added.
8. Comment: Will the Fund invest in small- or mid-cap securities as part of its principal investment strategies? If so, please include appropriate strategy and risk disclosure.

     Response: The Fund will not invest in small- or mid-cap securities as part of its principal investment strategies, therefore no disclosure will be added.
9. Comment: In the section entitled, “Investment Objective(s), Strategies, Risks and Portfolio Holdings—Objective(s) and Strategies,” with reference to the Fund’s 80% policy, include disclosure that the Fund will provide notice to shareholders of any change to this policy.
     Response: The Fund will provide notice to shareholders of any change to the Fund’s 80% policy in accordance with Rule 35d-1(a)(2)(ii) under the 1940 Act, as disclosed in the Fund’s Statement of Additional Information in the section entitled “Fund Policies—Non-Fundamental Restrictions.” Therefore the Registrant respectfully declines to include the disclosure in the prospectus.
10. Comment: If the Fund has a policy regarding temporary and/or defensive positions, please include relevant disclosure.
     Response: The Fund’s policy regarding temporary and/or defensive positions is included in the Item 9 disclosure in the Fund’s prospectus.
11. Comment: In reference to the section entitled, “Fund Management—The Adviser(s)—Pending Litigation,” confirm that all documents required by Section 33 of the 1940 Act have been filed.
     Response: All documents required by Section 33 of the 1940 Act have been filed.
R5 &R6 PROSPECTUS COMMENTS – INVESCO DIVIDEND INCOME FUND, INVESCO ENERGY FUND AND INVESCO TECHNOLOGY FUND
12. Comment: In the section entitled, “Investment Objective(s), Strategies, Risks and Portfolio Holdings—Objective(s) and Strategies,” with reference to the Fund’s 80% policy, include disclosure that the Fund will provide notice to shareholders of any change to this policy.
     Response: The Funds will provide notice to shareholders of any change to the Funds’ 80% policy in accordance with Rule 35d-1(a)(2)(ii) under the 1940 Act, as disclosed in the Funds’ Statement of Additional Information in the section entitled “Fund Policies—Non-Fundamental Restrictions.” Therefore the Registrant respectfully declines to include the disclosure in the prospectus.
13. Comment: In the section entitled “Invesco Energy Fund—Principal Investment Strategies of the Fund,” the disclosure states “The Fund invests predominantly in equity securities.” Clarify how much of the Fund’s portfolio is not invested in equities, and provide additional disclosure as necessary.

     Response: As of the end of each of the Fund’s last fiscal year and fiscal-half year, the Fund held over 97% of its assets in equity securities. Accordingly, the Registrant does not believe additional disclosure is necessary at this time.
14. Comment: In the section entitled “Invesco Energy Fund—Principal Investment Strategies of the Fund,” the disclosure states “Generally, the Fund’s investments are divided among the four main energy subsectors...” Define what is meant by “generally” and describe the test used to comply with Rule 35d-1.
     Response: The word “generally” is intended to convey that the Fund may, on occasion, invest in energy subsectors that are not the four main energy subsectors but not with such regularity that specific disclosure is warranted. The test used to comply with Rule 35d-1 is included in the Item 9 disclosure in the Fund’s prospectus.
15. Comment: In the section entitled “Invesco Energy Fund—Principal Investment Strategies of the Fund,” the disclosure states “The Fund can utilize derivative instruments, including call options.” Add disclosure regarding other derivative instruments that are used by the Fund, and in the section entitled “Principal Risks of Investing in the Fund,” define which listed risks are specific to options, and which are specific to other derivatives utilized by the Fund.
     Response: The Registrant confirms that all types of derivatives used as part of the Fund’s principal investment strategies are disclosed in the prospectus, and the listed risks would apply to each of those derivative instruments.
16. Comment: In the section entitled “Invesco Energy Fund—Purchase and Sale of Fund Shares,” include any minimum purchase requirements for subsequent share purchases.
     Response: There are no minimum purchase requirements for subsequent share purchases of Class R5 shares.
17. Comment: In the section entitled “Invesco Technology Fund—Principal Investment Strategies of the Fund,” the disclosure states “The Fund invests predominantly in equity securities.” Clarify how much of the Fund’s portfolio is not invested in equities, and provide additional disclosure as necessary.
     Response: As of the end of each of the Fund’s last fiscal year and fiscal-half year, the Fund held approximately 95% of its assets in equity securities. Accordingly, the Registrant does not believe additional disclosure is necessary at this time.
18. Comment: In the section entitled “Invesco Technology Fund—Principal Investment Strategies of the Fund,” the disclosure states “The Fund can utilize derivative instruments, including call options.” Add disclosure regarding other derivative instruments that are used by the Fund. In the section entitled “Principal Risks of Investing in the Fund,” define which listed risks are specific to options, and which are specific to other derivatives utilized by the Fund.

     Response: Disclosure regarding the specific derivatives used by the Fund has been added to the principal investment strategies section, and the listed risks would apply to each of those derivative instruments.
STATEMENT OF ADDITIONAL INFORMATION COMMENTS
19. Comment: In the “Fundamental Restrictions” section of the SAI, define the concentration policy for Invesco Dividend Income Fund.
Response: At a special meeting of shareholders of Invesco Dividend Income Fund (formerly known as Invesco Utilities Fund) held on February 1, 2013, shareholders approved the elimination of the following fundamental restriction: “Invesco Utilities Fund will concentrate...its investments in the securities of issuers engaged primarily in utilities-related industries.” The Fund’s new policy not to concentrate will be added, as requested.
20. Comment: In “Appendix H—Portfolio Managers,” disclose any performance-based fee information, if any.
     Response: Compensation for portfolio managers is not calculated based on performance-based fees.
     With respect to the foregoing comments, Registrant acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.
     2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.
     3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please do not hesitate to contact me at (630) 684-6301 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Elizabeth Nelson
Elizabeth Nelson, Esq.
Assistant General Counsel